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July18, 2008

RE: John Deere Receivables, Inc. S-3

To:	Firm	Location	Fax Number	Office Phone
Michelle Lacko	Securities and Exchange Commission	Washington, D.C.	(202) 772-9202	(202) 551-3240

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Shelley Edwardson		1154	(646) 848-7375	(212) 848-7375

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July 18, 2008

Michelle Lacko
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305

RE: John Deere Receivables, Inc.

Dear Ms. Lacko:

We refer to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated orally to us by you in a telephone call on July 8, 2008 with respect to the Registration Statement on Form S-3, File No. 333-151821 (the “Registration Statement”), filed by John Deere Receivables, Inc. (the “Depositor”) with the Commission on June 20, 2008.

On behalf of the Depositor, we are writing to indicate the changes that we propose to make to the Registration Statement to respond to the Staff’s comment.  We repeat below for your reference the Staff’s comment.

Prospectus Supplement—Risk Factors

Please create a risk factor to discuss general issues with respect to the asset-backed securities market and specific issues with respect to the securitization of equipment retail installment sale and loan contracts in light of current credit market considerations.

The Depositor acknowledges the Staff’s comment and proposes to add a new risk factor to the Prospectus Supplement on page S-18 to read as follows:

Lack of Liquidity in the Secondary Market Could Limit Your Ability to Resell Notes
As a result of economic conditions in the United States, the secondary market for asset-backed securities has recently experienced significantly reduced liquidity, which could limit your ability to resell your notes and adversely affect the price of your notes.  These economic conditions may cause increased delinquencies by obligors on the underlying equipment retail installment sale and loan contracts.  An increase in delinquencies may in turn create concern among investors in asset-backed securities as to the possibility of defaults by the obligors, which could result in decreased liquidity for the notes.  In addition, general economic concerns about the servicer as well as general concerns about financial stability in the agricultural and construction industries may also lead to decreased liquidity for the notes.  For more information about how a lack of liquidity may impact your ability to resell your notes, see “Risk Factors--Limited Ability to Resell Notes.”

*  *  *

Thank you for your prompt attention to the Depositor’s response to the Staff’s comment.  If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (212) 848-7375.

Very truly yours,

/s/ Shelley Edwardson

Shelley Edwardson
Associate